EXHIBIT 4.2

Ecosphere Technologies, Inc.
Amendment to the 2006 Amended and Restated Equity Incentive Plan
(Effective March 21, 2011)

Amendment to the 2006 Amended and Restated Equity Incentive Plan

Section 4 shall be deleted and replaced by the following:

The Common Stock subject to Stock Rights shall be authorized but unissued shares of Common Stock, par value $0.01, or shares of Common Stock reacquired by the Company in any manner, including purchase, forfeiture or otherwise. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 30,000,000 subject to adjustment as provided in Section 14. Any such shares may be issued under ISOs, Non-Qualified Options, Restricted Stock, RSUs or SARs, so long as the number of shares so issued does not exceed the limitations in this Section. If any Stock Rights granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any unvested shares, the unpurchased shares subject to such Stock Rights and any unvested shares so reacquired by the Company shall again be available for grants under the Plan.

Section 15(a) shall be deleted and replaced by the following:

An Option or SAR (or any part or installment thereof) shall be exercised by giving written notice to the Company at its principal office address. Such notice shall identify the Stock Right being exercised and specify the number of shares as to which such Stock Right is being exercised, accompanied by full payment of the exercise price therefor either (i) in United States dollars by check or wire transfer (to the extent it is exercisable in cash); or (ii) (A) through delivery to the Company (either by actual delivery or attestation) of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Stock Right; (B) by a reduction in the number of shares otherwise deliverable pursuant to the Stock Right provided that it is in accordance with a written Stock Option Agreement; or (C) in any other form of legal consideration that may be acceptable to the Board or Compensation Committee; or (iii) by any combination of (i) and (ii) above. The holder of a Stock Right shall not have the rights of a shareholder with respect to the shares covered by his Stock Right until the date of issuance of a stock certificate to him for such shares. Except as expressly provided above in Section 14 with respect to changes in capitalization and stock dividends, no adjustment shall be made for dividends or similar rights for which the record date is before the date such stock certificate is issued.